UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2024                     File No.    001-33649

Pacific Booker Minerals Inc.

(Name of Registrant)

#1203 – 1166 Alberni Street, Vancouver, B.C. V6E 3Z3

(Address of principal executive offices)

1.News Release dated May 13, 2024

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     FORM 20-F  ☒FORM 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Booker Minerals Inc.

(Registrant)

Dated: May 13, 2024	By: /s/ “John Plourde” John Plourde, President and CEO